Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
USA


05008857


SEC MAIL
RECEIVED
PROCESSING
JUN 10 2005
192
WASH, D.C.
SECTION

SUPPL

13nd may 2005

Information Furnished pursuant to Rule 12 g 3-2 under the Securities Exchange Act of 1934

Dear Sirs,

In order to comply with the established procedures, we are enclosing the information that has recently been made public by Aldeasa, S.A. ("the company") pursuant to Spanish Law (File number 82-4774).

We hope the information we are sending it is as required, but in case you need further details please contact,

Mr. Eugenio Andrades Yunta
Head of Corporate Development
& Investor Relations
Ayala, 42
28001-Madrid
Tl: nº: 34.91.436.70.59
Fax nº: 34. 91.435.52.00


JUN 14 2005

Yours faithfully

Eugenio Andrades Yunta


JUN 2 0 2005
WASH, D.C.
192
SECTION

1. **QUARTERLY REPORT**

- Notification filed with CNMV on 11th November 2004 of the 3rd quarter results corresponding to 2004 year.

- Notification filed with CNMV on 13th may 2005 of 1st quarter results corresponding to 2005 year.

2. **2004 ANNUAL REPORT:**

- Notification filed with CNMV on 24th February 2005. Advance of Annual Results corresponding to end 2004 year.

3. **PAYMENT OF DIVIDEND:**

- Notification filed with CNMV on 17th september 2004. The payment of dividend was done on 19th October 2004 to the shareholders, amounting to 0,167 euros gross per share (0,14195 euros net)

- Notification filed with CNMV on 27th january 2005. The payment of dividend was done on 22th february 2005 to the shareholders, amounting to 0,25 euros gross per share (0,2125 euros net)

4. **RELEVANT EVENTS**

- Notification filed with CNMV on 5th October 2004. Curaçao Airport Partners has awarded Aldeasa, S.A. the tender for exclusive exploitation of the duty free shops at Hato International Airport for five years and a semi-automatic renewal for three more years.

- "Gestión de Explotaciones Aeroportuarias, S.L" filed with CNMV on 13th December 2004 a Public Tender Offer for the acquisition of 100% shares of Aldeasa, S.A.

- Notification filed with CNMV on 27th January 2005. The Company disclose the compulsory Board Director ´s report related to the Public Tender Offer launched by "Gestión de Explotaciones Aeroportuarias, S.L.".

- Notification filed with CNMV on 3rd February 2005. The Civil Airport and Customs Authorities and Aldeasa, S.A. have agreed the renewal concession for the exploitation of duty free shops at "Arturo Merino

Benítez Airport" (Santiago de Chile) for ten more years with and it comprises an increase of the commercial surface up to 2000 square meters.

- Dufry Holding, A.G. and Dufry Investment, A.G. filed with CNMV on 24th january 2005 a Public Tender Offer for the acquisition of 100% shares of Aldeasa, S.A.

- Notification filed with CNMV on 21st february 2005. The Company disclose the compulsory Board Director ´s report related to the Public Tender Offer launched by Dufry Holding, A.G. and Dufry Investment, A.G. and Dufry Investment, A.G.

- Retail Airport Finance, S.L.U (RAF) filed with CNMV on 28th january 2005 a Public Tender Offer for the acquisition of 100% shares of Aldeasa, S.A. RAF is a wholly owned subsidiary of Autogrill. This public offer has been concerted by Autogrill and Altadis. By means of this agreement both companies shall become 50%-50% shareholders of RAF in case the offer will get enough acceptances by the shareholders.

- Notification filed with CNMV on 15th march 2005. The Company disclose the compulsory Board Director ´s report related to the Public Tender Offer launched by Retail Airport Finance, S.L.U.

- Notification filed with CNMV on 28th march 2005. The Company disclose the compulsory Board Director ´s report related to the increased price offered by Retail Airport Finance, S.L.U.

- The winner Public Tender Offer for the acquisition of the 100% shares of Aldeasa, S.A. was the one launched by Retail Airport Finance, S.L.U (Autogrill -Altadis) at 36,57 € per share. CNMV disclose the number of acceptances

- Notification filed with CNMV on 28th april 2005. The Company disclose the annual report of governance regulations.

5. RESOLUTIONS RELATING TO THE APPOINTMENT OF MEMBERS OF THE BOARD OF DIRECTORS:

- Notification filed with CNMV on 6th may 2005. The Company communicates the resigning members of the Board and new appointmens. As a consequence of this, the composition of the Board is as follows: D. Javier Gómez-Navarro Navarrete (Chairman), D. José María Palencia Saucedo (CEO), D. Enrique Lloves Vieira, D. Juan Rizo Escosa, D. Antonio Vázquez Romero, D. Gianmario Tondato da Ruos, D.

Gilberto Benetton, D. Gianni Mion, and as Secretary of the Board, D. Pedro Pérez-Llorca Zamora.

CNMV Comisión Nacional del Mercado de Valores


JUN 10 2005
WASH, D.C.
192
SECTION

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **NPRTDOS3T04.pdf**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **11/11/2004** a las **17:57:52**
- ha sido recibido correctamente en la CNMV el **11/11/2004** a las **18.00.00**
- asignándole el número **2004111902** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **0add04b5a6529751708849f342fa90c5**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____

como ____

de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:




Aldeasa

Aldeasa incrementa su beneficio neto un 20,2% en los nueve primeros meses de 2004

La cifra de negocio del Grupo aumentó un 5,7% debido al crecimiento de pasajeros y a la buena evolución del negocio internacional

Madrid, 11 de noviembre 2004.- ***La cifra de negocio neta y consolidada*** de Aldeasa, multinacional española y una de las empresas líderes en el sector de retail aeroportuario, se situó en 476,37 millones de euros (+ 5,7%) durante los primeros nueve meses de 2004, manteniéndose el ritmo de crecimiento que se alcanzó durante la primera mitad del año.

El ***EBITDA*** alcanzó los 51,23 millones de euros lo que supone un 10,6% superior al mismo periodo del año anterior y el ***EBIT*** creció un 15,2% situándose en 39,94 millones de euros. Con todo ello, **el beneficio neto** del Grupo fue de 25,77 millones de euros a septiembre de 2004, un 20,2% más respecto al alcanzado en el mismo periodo del ejercicio precedente.

A la obtención de estos resultados ha contribuido la mejora del margen bruto de las actividades de distribución comercial, que se sitúa en el 46,8%, frente al 46,3% del mismo periodo del ejercicio anterior. Ello se debe a la consecución de un mix comercial más contributivo en términos de margen. La buena evolución de la división internacional acentúa esta tendencia del margen bruto comercial.

Por líneas de actividad, ***el negocio de retail aeroportuario*** creció un 7% en los nueve primeros meses del año, situándose en 435,39 millones de euros. La principal línea de actividad, las ventas ***Travel Value & Duty Free*** han alcanzado los 311,34 millones de euros (+6,6%). El elemento fundamental de esta mejoría es la buena evolución del tráfico de pasajeros y el aumento de las ventas en Baleares, siendo el aeropuerto de Palma de Mallorca el primer receptor de vuelos de bajo coste en España. El tráfico de pasajeros en los aeropuertos operados por Aldeasa ha crecido un 8,1% en el tercer trimestre.

La actividad ***Duty Paid,*** centrada en Canarias, alcanzó los 63,56 millones de euros de facturación. El buen comportamiento de la cifra de pasajeros y del gasto por pasajero han contribuido decisivamente a la obtención de este resultado.

Para mayor información:
Monica Gonzalez Ortin monica_gonzalez@es.cohnwolfe.com
Irene Cuellar irene_cuellar@es.cohnwolfe.com
Cohn & Wolfe
Tel. +34 91 702 34 34 / Fax. +34 91 702 34 35

Aldeasa

La cifra de **negocio internacional** ha aumentado un 17,6% durante los nueve primeros meses del año en comparación con el mismo periodo de 2003, situándose en 60,49 millones de euros. La anulación del efecto cambiario euro/dólar hubiera situado este crecimiento en el 30,1%

Por ultimo l***a División de Palacios y Museos*** alcanzó los 19,03 millones de euros lo que supone un aumento del 2% con respecto al mismo periodo del año anterior.

Con cargo al ejercicio 2004, la compañía abonó el primer dividendo a cuenta por importe de 0,167€ brutos por acción, lo que supone una rentabilidad por dividendo cercana al 4%. Actualmente, Aldeasa es una de las empresas del mercado continuo español que proporciona mayor rentabilidad por dividendo.

Ventas del tercer trimestre de 2004 (millones de euros y tasas porcentuales de variación respecto del mismo período del año anterior)

	30.09.04	% 04/03
ESPAÑA TRAVEL VALUE & DUTY FREE	311,34	6,6%
ESPAÑA DUTY PAID	63,56	-0,2%
INTERNACIONAL	60,49	17,6%
RETAILING AEROPORTUARIO	435,39	7,0%
OTROS INGRESOS (Exportación y Publicidad)	17,07	-8,4%
TOTAL NEGOCIO AEROPORTUARIO	452,46	6,3%
TOTAL NEGOCIO PALACIOS Y MUSEOS	19,03	2,0%
TOTAL OTROS NEGOCIOS (1)	4,88	-20,0%
TOTAL GENERAL	476,37	5,7%

(1): Incluye las actividades inmobiliarias de Aldeasa Gestión y las actividades de restauración aeroportuaria.

Para mayor información:
Monica Gonzalez Ortin monica_gonzalez@es.cohnwolfe.com
Irene Cuellar irene_cuellar@es.cohnwolfe.com
Cohn & Wolfe
Tel. +34 91 702 34 34 / Fax. +34 91 702 34 35

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **RTDOS3T04.pdf**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **11/11/2004** a las **17:06:16**
- ha sido recibido correctamente en la CNMV el **11/11/2004** a las **17.49.00**
- asignándole el número **2004111899** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **5035bed67d5f97126892b9ceb3bbf126**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____
como ____
de la entidad (la remitente) _______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

9 Months Results 2004





Aldeasa



Aldeasa





CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **BOL3T04E.pdf**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **11/11/2004** a las **17:00:38**
- ha sido recibido correctamente en la CNMV el **11/11/2004** a las **17.47.00**
- asignándole el número **2004111897** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **79e6ce03e9c93720492128e3ecaa1814**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____
como ____
de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En ___________, a _________ de ______

Fdo:

3 ENERO SEPTIEMBRE


Aldeasa

2004 INFORME ACCIONISTAS

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "ITE20043"
- de tipo ITE
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 11/11/2004 a las 16.33.00
- ha sido recibido correctamente en la CNMV el 11/11/2004 a las 17.44.00
- asignándole el número 2004111895 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es 8473d5b7fe37fb6b4743c52767ffacec

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____
como ____
de la entidad (la remitente) ________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

CNMV Comisión Nacional del Mercado de Valores


SEC MAIL
RECEIVED
PROCESSING
JUN 1 0 2005
WASH. D.C.
192
SECTION

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **A-28429488_2005T1**, carpeta de archivos
- de tipo: **Información Pública Periódica Trimestral Entidades Emisoras de valores a**
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **12/05/2005** a las **16:21:36**
- ha sido recibido correctamente en la CNMV el **13/05/2005** a las **08.40.00**
- asignándole el número **2005054263** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **654af8667c1fe17b237dc246bbdfefc5**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____
como ____
de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO


SEC MAIL PROCESSING
RECEIVED
JUN 10 2005
WASH, D.C.
192
SECTION

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **Rdos1T130505.pdf**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **13/05/2005** a las **08:42:43**
- ha sido recibido correctamente en la CNMV el **13/05/2005** a las **08.43.00**
- asignándole el número **2005054264** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **17d3041ee1c7e3aa7a8f636d547bca15**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____

como ____

de la entidad (la remitente) ________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Comisión Nacional
del Mercado de Valores


SEC MAIL PROCESSING
RECEIVED
JUN 2 0 2005
WASH, D.C.
192
SECTION

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **Anual2004.pdf**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **24/02/2005** a las **21:07:18**
- ha sido recibido correctamente en la CNMV el **25/02/2005** a las **08.14.00**
- asignándole el número **2005020887** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **20c32f0ca42796e7af2cd7098308abec**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____
como ____
de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

2004 Results




Aldeasa


Aldeasa





ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **BoletinEsp2004.pdf**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **24/02/2005** a las **21:43:27**
- ha sido recibido correctamente en la CNMV el **25/02/2005** a las **08.13.00**
- asignándole el número **2005020885** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **bea2a1d57f50531f529360ce5fcd15e2**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____

como ____

de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En ___________, a _________ de ______

Fdo:

4 ENERO ▸ DICIEMBRE



Aldeasa

2004 INFORME ACCIONISTAS

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **Resultados250205.pdf**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **24/02/2005** a las **21:23:24**
- ha sido recibido correctamente en la CNMV el **25/02/2005** a las **08.57.00**
- asignándole el número **2005020897** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **be12d00a5330b391fd5ea907f7725f0c**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____
como ____
de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Aldeasa

La cifra de negocio neta y consolidada se situó entorno a los 630 millones de euros, con una subida superior al 5 %

ALDEASA INCREMENTA SU BENEFICIO NETO UN 16,9%, HASTA LOS 33,4 MILLONES DE EUROS

- **El crecimiento del EBITDA en un 8,4% pone de manifiesto la mejora de la rentabilidad respecto al ejercicio anterior**
- **La facturación del negocio internacional ha aumentado un 16,3%, incrementando de manera significativa su peso sobre el total de la facturación**

Madrid, 25 de febrero de 2005.- Aldeasa, multinacional española y una de las empresas líderes en el sector de retail aeroportuario, ha cerrado el ejercicio 2004 con unos beneficios después de impuestos de 33,39 millones de euros, lo que supone un incremento del 16,9% con respecto al resultado del 2003.

Las principales magnitudes de la compañía confirman la consolidación del crecimiento y la mejora de la rentabilidad que se apuntaron ya en el ejercicio de 2003. Así, el EBITDA ha aumentado de forma muy similar al último ejercicio, registrando un incremento del 8,4% hasta alcanzar los 67,69 millones de euros. Por su parte, el resultado operativo (EBIT) ha crecido un 16,2% situándose en 53,82 millones de euros.

La cifra de negocio neta y consolidada del Grupo experimentó también un significativo crecimiento, alcanzando el 5,1 %, hasta situarse en 629,56 millones de euros. Este aumento hubiese sido superior en 1,3 puntos porcentuales, de no haberse debilitado el dólar nuevamente en 2004, respecto del tipo de cambio medio del año anterior.

Por líneas de actividad, el negocio de retail aeroportuario ha crecido al ritmo del 7%, tasa que coincide con la alcanzada en el cuarto trimestre del año, aportando a la Compañía unos ingresos de 574,1 millones de euros. El segmento principal, las ventas *Travel Value & Duty Free* en Península y Baleares han experimentado un crecimiento del 6,8% con respecto a 2003.

Para mayor información:
Marisa Guilarte marisa_guilarte@aldeasa.es
José Llorent jose_llorent@aldeasa.es
Tlf. : +34 91 436 70 00

Aldeasa

Esta mejora se explica por la favorable evolución del número de pasajeros. Especialmente significativa es la recuperación del turismo procedente de Alemania, que ha permitido al negocio del archipiélago balear un crecimiento del 10% a lo largo del segundo semestre.

La segunda línea de actividad de la Compañía, los ingresos por *Duty Paid*, ventas en régimen fiscal ordinario, que se llevan a cabo fundamentalmente en aeropuertos del archipiélago canario, han aumentado 0,4% hasta los 86,47 millones de euros, superando el descenso del 1,5% registrado en 2003.

El negocio internacional de Aldeasa

El negocio internacional de Aldeasa ha incrementado su peso sobre el total de la facturación del Grupo, alcanzando 81,73 millones de euros, lo que supone un crecimiento del 16,3% respecto a 2003. De esta forma, las ventas en los aeropuertos internacionales que gestiona la compañía representan ya el 13% del total de ingresos del Grupo. Este aumento hubiera sido diez puntos porcentuales mayor de no haberse prolongado durante el último ejercicio la debilidad del dólar americano frente al euro.

Durante 2004 la Compañía ha obtenido la prorroga de sus principales concesiones. Así, la mayoría de ellas expiran después de 2010. En octubre de 2004, se inició la actividad en el aeropuerto internacional Hato de Curaçao, en las Antillas Holandesas, lo que supuso la entrada en un nuevo mercado caribeño de habla no hispana. Asimismo, durante el pasado año se llevaron a cabo remodelaciones y ampliaciones de diversos espacios comerciales en los aeropuertos de Méjico y Jordania.

Por su parte, la facturación de la división de Palacios y Museos, se situó en 25,42 millones de euros, con un ligero descenso, del 0,7%, con respecto al ejercicio 2003. No obstante, esta división ha reforzado su presencia internacional con la firma de un contrato con el Palacio de Versalles para la gestión de una tienda de 180 m^2, en lo que será el primer proyecto de la compañía en Francia. Asimismo, se han renovado dos importantes concesiones en Colombia, la del Museo del Oro y Donación Botero ambas en Bogotá.

En cuanto al resto de actividades del Grupo, Foodlasa, la filial de restauración aeroportuaria, participada al 50% por Aldeasa y el Grupo Compass, aumentó sus ingresos durante 2004 en un 55% mientras que la actividad por arrendamientos de Aldeasa Gestión, creció un 19,1%.

Para mayor información:
Marisa Guilarte marisa_guilarte@aldeasa.es
José Llorent jose_llorent@aldeasa.es
Tlf. : +34 91 436 70 00

Aldeasa

Desglose de la cifra de negocios por unidades de negocio

Miles de euros	31.12.04	% 04/03
ESPANA TRAVEL VALUE & DUTY FREE	405.906	6,8%
ESPAÑA DUTY PAID	86.469	0,4%
INTERNACIONAL	81.731	16,3%
RETAILING AEROPORTUARIO	**574.105**	**7,0%**
OTROS INGRESOS (Exportac. Y Publicidad)	23.633	-17,9%
TOTAL NEGOCIO AEROPORT.	597.738	5,7%
TOTAL NEG. PAL. Y MUSEOS	25.419	-0,7%
TOTAL OTROS NEGOCIOS (1)	6.400	-18,1%
TOTAL GENERAL	**629.557**	**5,1%**

(1) Incluye las actividades inmobiliarias de Aldeasa Gestión y las actividades de restauración aeroportuaria.

Para mayor información:
Marisa Guilarte marisa_guilarte@aldeasa.es
José Llorent jose_llorent@aldeasa.es
Tlf. : +34 91 436 70 00

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **ISE20042**, carpeta de archivos
- de tipo: **Información Pública Periódica Semestral Entidades Emisoras de valores ac**
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **24/02/2005** a las **19:39:50**
- ha sido recibido correctamente en la CNMV el **25/02/2005** a las **08.13.00**
- asignándole el número **2005020886** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **c90462becf4cd88ad6484c3a3f37149c**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____

como ____

de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:



CNMV *Comisión Nacional del Mercado de Valores*


SEC MAIL
PROCESSING
RECEIVED
JUN 1 0 2005
WASH, D.C.
192
SECTION

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **dividendo150904.doc**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **17/09/2004** a las **09:26:51**
- ha sido recibido correctamente en la CNMV el **17/09/2004** a las **09.28.00**
- asignándole el número **2004091418** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **732b8df8977778a285014e08b4ae1575**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____
como ____
de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Sr. D. Antonio Mas
Director Area de Mercado
Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
28046-Madrid

Madrid, 17 de septiembre de 2004

Muy Sr. mío:

El Consejo de Administración de Aldeasa, S.A. acordó, por unanimidad, en su reunión de 15 de septiembre de 2004, satisfacer, a cuenta del dividendo correspondiente al ejercicio 2004, la cantidad de 0,167 € brutos por acción, de los que, deducido el 15% como retención a cuenta de la imposición sobre rendimientos del capital mobiliario, 0,02505 €, quedará un líquido de 0,14195 € por acción.

La citada cantidad se descontará el día 19 de octubre de 2004, de acuerdo con los procedimientos de compensación y liquidación de valores, a través del Banco gestor Bilbao-Vizcaya-Argentaria.

Lo que procedo a poner en conocimiento de esa Comisión Nacional, en cumplimiento de lo dispuesto en el Artº 82 de la Ley del Mercado de Valores.

Atentamente,

Miguel Calvillo Urabayen

 CNMV Comisión Nacional del Mercado de Valores


SEC MAIL RECEIVED PROCESSING
JUN 1 0 2005
WASH, D.C.
192
SECTION

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **DIVIDENDO 270105.doc**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **27/01/2005** a las **09:55:50**
- ha sido recibido correctamente en la CNMV el **27/01/2005** a las **09.57.00**
- asignándole el número **2005006111** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **0678064114b7a2f34bd6a6687dc29a95**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____
como ____
de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En ___________, a _________ de ______

Fdo:


Aldeasa

D. Antonio Mas
Director Área de Mercado
Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
28046-Madrid

Madrid, 26 de enero de 2005

Muy señor mío:

El Consejo de Administración de Aldeasa, S.A. acordó, por unanimidad, en su reunión de fecha 26 de enero de 2005, satisfacer, a cuenta del dividendo correspondiente al ejercicio 2004, la cantidad de 0,25 € brutos por acción, de los que, deducido el 15% como retención a cuenta de la imposición sobre rendimientos del capital mobiliario, 0,0375 €, quedará un líquido de 0,2125 € por acción.

La citada cantidad se descontará el día 22 de febrero de 2005, de acuerdo con los procedimientos de compensación y liquidación de valores, a través del Banco gestor Bilbao-Vizcaya-Argentaria.

Lo que procedo a poner en conocimiento de esa Comisión Nacional, en cumplimiento de lo dispuesto en el Art. 82 de la Ley del Mercado de Valores.

Atentamente,

Miguel Calvillo Urabayen
Consejero Secretario del Consejo de Administración

CNMV Comisión Nacional del Mercado de Valores


SEC MAIL PROCESSING
RECEIVED
JUN 10 2005
WASH, D.C.
192
SECTION

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **curacao.pdf**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **05/10/2004** a las **16:56:21**
- ha sido recibido correctamente en la CNMV el **05/10/2004** a las **17.44.00**
- asignándole el número **2004095369** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **aecf2c2d6699b40748b48b2d58283590**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____

como ____

de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

ALDEASA, S.A., en cumplimiento de lo establecido en el artículo 82 de la Ley de Mercado de Valores, pone en conocimiento de la Comisión Nacional del Mercado de Valores la siguiente:

INFORMACIÓN RELEVANTE

Curaçao Airport Partners (CAP), consorcio formado por Alterra Partners (51%), Trim Invest (39%) y Janssen & de Jong Caribbean (10%), ha adjudicado a Aldeasa, S.A., el concurso para la gestión de los locales comerciales en régimen fiscal duty free en el Aeropuerto Internacional Hato (Curaçao).

La duración del contrato es de 5 años a partir de la apertura de las tiendas, que está previsto sea en noviembre de 2004, con posibilidad de prorroga por otros 3 años adicionales.

El contrato contempla la explotación en régimen de exclusividad de las tiendas duty free para las familias de tabaco, bebida, perfumería y cosmética en el terminal actual hasta la apertura de la nueva terminal, prevista en febrero de 2006, momento en el que todos los espacios comerciales se desplazarán a esta nueva terminal.

En la primera fase se abrirán 275 metros cuadrados repartidos en una tienda de salidas de 245 metros cuadrados y una tienda de llegadas de 30 metros cuadrados. Aldeasa invertirá cerca de un millón de euros para proceder con dichas aperturas.

El aeropuerto Internacional Hato de Curaçao cuenta en la actualidad con 1.200.000 pasajeros, esta capacidad se verá ampliada hasta los 2.500.000 pasajeros una vez esté inaugurada la nueva terminal.

Aldeasa

Sr. D. Ángel Benito Benito
Director General de Mercados e Inversores
CNMV
P° de la Castellana, 19
28046 MADRID


COMISION NACIONAL DEL
MERCADO DE VALORES
27 ENE. 2005
REGISTRO DE ENTRADA
Nº 2005 006154


SEC MAIL
PROCESSING
RECEIVED
JUN 10 2005
WASH, D.C.
192
SECTION

Madrid, 27 de Enero de 2005

Muy Sr. mío:

Adjunto a esta carta Informe del Consejo de Administración de Aldeasa, S.A. aprobado en la reunión del mismo celebrada en el día de ayer, en cumplimiento de lo establecido en el artículo 20 del Real Decreto 1197/1991.

Adicionalmente a dicho Informe, que recoge la solicitud al Secretario por parte de determinados consejeros ausentes de incorporar las manifestaciones que en el mismo se incluyen, adjuntamos las tres cartas dirigidas al Presidente del Consejo por los tres consejeros dominicales designados a instancia de Altadis, S.A., a los efectos de lo establecido en el artículo 82 de la Ley del Mercado de Valores.

Atentamente.

Miguel Calvillo Urabayen
Consejero Secretario del Consejo

Al Presidente del Consejo de Administración
Aldeasa, S.A.
Calle Ayala, 42
28001 Madrid


SEC MAIL PROCESSING
RECEIVED
JUN 10 2005
WASH, D.C.
192
SECTION

26 de enero de 2005

Querido Presidente:

En relación con el Consejo de Administración de Aldeasa, S.A. convocado para hoy día 26 de enero de 2005, por la presente te informo que, en mi condición de Consejero dominical nombrado a instancia de Altadis, S.A., he adoptado la decisión de no acudir a dicha sesión. Altadis S.A. sigue analizando sus alternativas por lo que considero que, dado que se va a deliberar sobre las ofertas presentadas, lo más oportuno y la forma en que mejor cumplo con mis obligaciones como Consejero es mi no asistencia a la referida reunión.

No obstante lo anterior, dado que el objeto de la reunión incluye la elaboración, conforme a lo previsto en el artículo 20 del Real Decreto 1.197/1991, del informe del órgano de administración de Aldeasa, S.A. sobre la oferta pública formulada por Gestión de Explotaciones Aeroportuarias, S.L. (GEA) y autorizada por la Comisión Nacional del Mercado de Valores con fecha 18 de enero de 2005, quiero manifestar lo siguiente:

1.- En mi condición de Consejero dominical designado a instancias de Altadis, S.A. valoro negativamente la oferta presentada por GEA por considerar insuficiente el precio ofrecido por GEA. Al margen de los estudios de valoración realizados, esta conclusión resulta evidente por el hecho de que con fecha 24 de enero de 2005 se ha presentado una oferta competidora que mejora en dos (2) euros por acción el precio de la oferta de GEA.

2.- No tengo acuerdo alguno ni con GEA ni con sus socios en relación con la oferta. Altadis, S.A. tampoco tiene acuerdo alguno ni con GEA ni con sus socios en relación con la oferta.

3.- En mi condición de accionista a título personal de Aldeasa, S.A., manifiesto mi decisión de no aceptar la oferta de GEA.

Por otra parte, en mi condición de Consejero dominical designado a instancias de Altadis, S.A., manifiesto que dicha entidad, en las actuales circunstancias, tampoco tiene intención de aceptar la oferta presentada por GEA.

Te ruego transmitas el contenido de esta carta al resto de los Consejeros de Aldeasa, S.A. y, en su caso, incorpores los puntos 1 a 3 anteriores en el informe del Consejo sobre la oferta presentada por GEA

Muy atentamente,

Antonio Vazquez Romero

Al Presidente del Consejo de Administración
Aldeasa, S.A.
Calle Ayala, 42
28001 Madrid

26 de enero de 2005

Querido Presidente:

En relación con el Consejo de Administración de Aldeasa, S.A. convocado para hoy día 26 de enero de 2005, por la presente te informo que, en mi condición de Consejero dominical nombrado a instancia de Altadis, S.A., he adoptado la decisión de no acudir a dicha sesión. Altadis S.A. sigue analizando sus alternativas por lo que considero que, dado que se va a deliberar sobre las ofertas presentadas, lo más oportuno y la forma en que mejor cumplo con mis obligaciones como Consejero es mi no asistencia a la referida reunión.

No obstante lo anterior, dado que el objeto de la reunión incluye la elaboración, conforme a lo previsto en el artículo 20 del Real Decreto 1.197/1991, del informe del órgano de administración de Aldeasa, S.A. sobre la oferta pública formulada por Gestión de Explotaciones Aeroportuarias, S.L. (GEA) y autorizada por la Comisión Nacional del Mercado de Valores con fecha 18 de enero de 2005, quiero manifestar lo siguiente:

1.- En mi condición de Consejero dominical designado a instancias de Altadis, S.A. valoro negativamente la oferta presentada por GEA por considerar insuficiente el precio ofrecido por GEA. Al margen de los estudios de valoración realizados, esta conclusión resulta evidente por el hecho de que con fecha 24 de enero de 2005 se ha presentado una oferta competidora que mejora en dos (2) euros por acción el precio de la oferta de GEA.

2.- No tengo acuerdo alguno ni con GEA ni con sus socios en relación con la oferta. Altadis, S.A. tampoco tiene acuerdo alguno ni con GEA ni con sus socios en relación con la oferta.

3.- En mi condición de accionista a título personal de Aldeasa, S.A., manifiesto mi decisión de no aceptar la oferta de GEA.

Por otra parte, en mi condición de Consejero dominical designado a instancias de Altadis, S.A., manifiesto que dicha entidad, en las actuales circunstancias, tampoco tiene intención de aceptar la oferta presentada por GEA.

Te ruego transmitas el contenido de esta carta al resto de los Consejeros de Aldeasa, S.A. y, en su caso, incorpores los puntos 1 a 3 anteriores en el informe del Consejo sobre la oferta presentada por GEA

Muy atentamente,



Enrique Lloves Vieira

Logista

Juan Rizo Escosa
Consejero Delegado

26 de enero de 2005

Al Presidente del Consejo de Administración
Aldeasa, S.A.
Calle Ayala, 42
28001 Madrid

Querido Presidente:

En relación con el Consejo de Administración de Aldeasa, S.A. convocado para hoy día 26 de enero de 2005, por la presente te informo que, en mi condición de Consejero dominical nombrado a instancia de Altadis, S.A., he adoptado la decisión de no acudir a dicha sesión. Altadis S.A. sigue analizando sus alternativas por lo que considero que, dado que se va a deliberar sobre las ofertas presentadas, lo más oportuno y la forma en que mejor cumplo con mis obligaciones como Consejero es mi no asistencia a la referida reunión.

No obstante lo anterior, dado que el objeto de la reunión incluye la elaboración, conforme a lo previsto en el artículo 20 del Real Decreto 1.197/1991, del informe del órgano de administración de Aldeasa, S.A. sobre la oferta pública formulada por Gestión de Explotaciones Aeroportuarias, S.L. (GEA) y autorizada por la Comisión Nacional del Mercado de Valores con fecha 18 de enero de 2005, quiero manifestar lo siguiente:

1.- En mi condición de Consejero dominical designado a instancias de Altadis, S.A. valoro negativamente la oferta presentada por GEA por considerar insuficiente el precio ofrecido por GEA. Al margen de los estudios de valoración realizados, esta conclusión resulta evidente por el hecho de que con fecha 24 de enero de 2005 se ha presentado una oferta competidora que mejora en dos (2) euros por acción el precio de la oferta de GEA.

2.- No tengo acuerdo alguno ni con GEA ni con sus socios en relación con la oferta. Altadis, S.A. tampoco tiene acuerdo alguno ni con GEA ni con sus socios en relación con la oferta.

3.- Por otra parte, en mi condición de Consejero dominical designado a instancias de Altadis, S.A., manifiesto que dicha entidad, en las actuales circunstancias, no tiene intención de aceptar la oferta presentada por GEA.

C/Trigo, 39 - Polígono Industrial de Polvoranca - 28914 Leganés (Madrid)
Tel.: 91 481 98 49 - Fax: 91 481 98 82

Logista

Juan Rizo Escosa
Consejero Delegado

Te ruego transmitas el contenido de esta carta al resto de los Consejeros de Aldeasa, S.A. y, en su caso, incorpores los puntos 1 a 3 anteriores en el informe del Consejo sobre la oferta presentada por GEA

Muy atentamente,



Juan Rizo Escosa

C/Trigo, 39 - Polígono Industrial de Polvoranca - 28914 Leganés (Madrid)
Tel.: 91 481 98 49 - Fax: 91 481 98 82

INFORME DEL CONSEJO DE ADMINISTRACIÓN DE ALDEASA, S.A. SOBRE LA OFERTA PÚBLICA DE ADQUISICIÓN DE ACCIONES DE ALDEASA, S.A. FORMULADA POR GESTIÓN DE EXPLOTACIONES AEROPORTUARIAS, S.L.

La Comisión Nacional del Mercado de Valores ha autorizado con fecha 18 de enero de 2005 la Oferta Pública de Adquisición de Acciones (en adelante, la *Oferta*) formulada por Gestión de Explotaciones Aeroportuarias, S.L. (en adelante, el *Oferente*) sobre la totalidad de las acciones de Aldeasa, S.A. (en adelante, la *Sociedad*).

De conformidad con lo previsto en el artículo 20 del Real Decreto 1197/1991, de 26 de julio, sobre Ofertas Públicas de Adquisición de Valores, el Consejo de Administración de la Sociedad en reunión celebrada con fecha 26 de enero de 2005, con la asistencia de los Sres. Consejeros, D. José Fernández Olano, D. Miguel Calvillo Urabayen, D. José María Palencia Saucedo, Doña Paula Salcedo Menéndez, D. Pío Cabanillas Alonso, D. José Riva Francos, D. Alfredo Nicolás Ens, D. Tomás Pascual Gómez-Cuétara, "Peña Rueda, S.L.", representada por D. Felipe Fernández Fernández y D. Manuel Gil de Santivañes de la Mora, en cuyo favor delegó D. Juan Domínguez Hocking, y con la ausencia de los Sres. Consejeros, D. Antonio Vázquez Romero, D. Enrique Lloves Vieira y D. Juan Rizo Escosa, acuerdan, por unanimidad de los presentes y representados, redactar y aprobar el presente Informe en relación con la Oferta.

1. Características principales de la Oferta

De acuerdo con el folleto explicativo de la Oferta, las características principales de la misma son las siguientes:

(a) La Oferta tiene por objeto la adquisición del 100% del capital social de la Sociedad, compuesto por 21.000.000 de acciones;

(b) La Oferta se formula como compraventa con contraprestación en efectivo, ofreciéndose un precio de 29 euros por cada acción de la Sociedad;

(c) La Oferta está condicionada a la adquisición de un número de acciones de la Sociedad que represente, como mínimo, un 80% del capital social de la misma, es decir, de 16.800.000 acciones; y

(d) El plazo de aceptación de la Oferta es de un mes a partir de la fecha de publicación del primer anuncio conteniendo los datos básicos de la misma, por lo que finalizará (salvo extensión del mismo por el Oferente o registro por la CNMV de ofertas competidoras) el próximo día 21 de febrero de 2005.

2. Opinión y consideraciones del Consejo de Administración de la Sociedad sobre la Oferta

El Consejo de Administración desea transmitir a todo el personal de Aldeasa su enhorabuena por el trabajo realizado durante estos años, que nos ha convertido en un Grupo de indudable prestigio e inmejorable reputación.

El Consejo de Administración desea manifestar su confianza en que, cualquiera que sea el resultado del proceso de oferta pública que se ha iniciado, quede en todo caso garantizada la continuidad de la actividad de la Sociedad y se mantenga la credibilidad alcanzada con el esfuerzo de toda su plantilla.

El Consejo de Administración hace constar que además de velar por el interés de los accionistas entiende que es también su deber velar por el interés de sus trabajadores y por el de sus contrapartes, incluyendo a sus clientes, proveedores, socios comerciales y autoridades aeroportuarias con las que opera.

Opinión del Consejo de Administración

1. Tras el anuncio de la formulación de la Oferta, el Consejo de Administración acordó la designación de Morgan Stanley como asesor financiero y de Freshfields Bruckhaus Deringer como asesor legal y se encomendó a un equipo dirigido por el Presidente del Consejo de Administración el seguimiento regular de los acontecimientos y la realización de las oportunas actuaciones que, con absoluto respeto del marco normativo, pudieran maximizar el precio de las acciones de la Sociedad.

2. Con fecha de hoy, Morgan Stanley, actuando en su capacidad de asesor del Consejo de Administración de Aldeasa, S.A, ha emitido y puesto a disposición del Consejo de Administración un informe, generalmente conocido como *"fairness opinion"*, en el que manifiesta, a la fecha del informe y con base en los términos del mismo, que la contraprestación ofrecida por el Oferente es inadecuada (*"inadequate"*) desde el punto de vista financiero para los accionistas de la Sociedad.

Ello se pone de manifiesto además por la evolución de la cotización de la acción de la Sociedad tras el anuncio de la Oferta y por el hecho relevante publicado por la CNMV con fecha 24 de enero en el que se hace constar que las compañías Dufry Holding y Dufry Investment AG. han presentado una solicitud de autorización de una nueva oferta de adquisición de acciones de la Sociedad a un precio de 31 euros por acción.

En consecuencia con lo anterior, el Consejo de Administración de Aldeasa, S.A. entiende que la contraprestación ofrecida por el Oferente es inadecuada desde el punto de vista financiero para los accionistas de la Sociedad.

3. El Consejo de Administración ha estudiado el Folleto Informativo de la Oferta y desea expresar su preocupación porque la sociedad oferente no ha concretado plan de actuación alguno en relación con los empleados de la Sociedad y su grupo (Apartado IV.1.2, página 44).

3. Acuerdos entre el Oferente y la Sociedad

El Consejo de Administración manifiesta que no existe ningún tipo de acuerdo entre la Sociedad y el Oferente en relación con la Oferta.

4. Acuerdos entre el Oferente y los miembros del Consejo de Administración de la Sociedad

No existe acuerdo alguno en relación con la Oferta ni en ninguna otra materia entre el Oferente y los miembros del Consejo de Administración de Aldeasa, S.A. ni se tiene conocimiento de que el Oferente haya reservado ventaja específica alguna a dichos miembros como consecuencia de la misma.

5. Intención de aceptar la Oferta por parte de los miembros del Consejo de Administración de la Sociedad titulares de acciones de la misma.

En las circunstancias actuales, habiéndose iniciado un proceso de oferta competidoras, todos los Consejeros que son titulares de acciones de la Sociedad, manifiestan su decisión de no acudir a la Oferta con las acciones de que son poseedores en la Sociedad, tanto a titulo directo como indirecto.

Adicionalmente, se hace constar que los consejeros ausentes, D. Antonio Vázquez Romero, D. Enrique Lloves Vieira y D. Juan Rizo Escosa, mediante escrito dirigido al Secretario del Consejo de

Administración de la Sociedad, desean que se incorpore al presente Informe, lo siguiente:

" 1.- En mi condición de Consejero dominical designado a instancias de Altadis, S.A. valoro negativamente la oferta presentada por GEA por considerar insuficiente el precio ofrecido por GEA. Al margen de los estudios de valoración realizados, esta conclusión resulta evidente por el hecho de que con fecha 24 de enero de 2005 se ha presentado una oferta competidora que mejora en dos (2) euros por acción el precio de la oferta de GEA.

2.- No tengo acuerdo alguno ni con GEA ni con sus socios en relación con la oferta. Altadis, S.A. tampoco tiene acuerdo alguno ni con GEA ni con sus socios en relación con la oferta.

3.- En mi condición de accionista a título personal de Aldeasa, S.A., manifiesto mi decisión de no aceptar la oferta de GEA.

Por otra parte, en mi condición de Consejero dominical designado a instancias de Altadis, S.A., manifiesto que dicha entidad, en las actuales circunstancias, tampoco tiene intención de aceptar la oferta presentada por GEA."

En el caso de D. Juan Rizo Escosa se hace constar que no tiene acciones de Aldeasa, S.A.

En Madrid, a 26 de enero de 2005

Comisión Nacional
del Mercado de Valores


SEC Mail Processing
Section
RECEIVED
JUN 1 0 2005
WASH, D.C.
192

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **CHILEFEB05.pdf**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **03/02/2005** a las **19:06:51**
- ha sido recibido correctamente en la CNMV el **04/02/2005** a las **08.49.00**
- asignándole el número **2005013458** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **6d090d2bd61dc96c2d66995bdff1dc63**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____
como ____
de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:


SEC MAIL
PROCESSING
RECEIVED
JUN 10 2005
WASH. D.C.
192
SECTION

ALDEASA, S.A., en cumplimiento de lo establecido en el artículo 82 de la Ley de Mercado de Valores, pone en conocimiento de la Comisión Nacional del Mercado de Valores la siguiente:

INFORMACIÓN RELEVANTE

La Dirección General de Aeronáutica Civil de Chile (DGAC), junto con la Dirección Nacional de Aduanas, han firmado el acuerdo de resolución por el que otorgan la prórroga del plazo de la concesión de locales comerciales en régimen fiscal duty free, de los que es titular Aldeasa Chile, Ltda. en el Aeropuerto "Arturo Merino Benitez-Pudahuel" (Chile).

La prórroga será por un nuevo periodo de 10 años a partir del 6 de julio de 2005.

Adicionalmente, de conformidad con el plano autorizado por el Ministerio de Obras Públicas, la DGAC autoriza la ampliación de las superficies, tanto de las tiendas de llegada como de las tiendas de salida internacionales, quedando la distribución de la siguiente forma: las tiendas de llegadas pasarán de 212,5 metros cuadrados a 818 metros cuadrados y las tiendas de salidas, de 641 metros cuadrados a 1.206 metros cuadrados.

El Aeropuerto "Arturo Merino Benitez-Pudahuel" cuenta en la actualidad con más de 6.000.000 de pasajeros.

Madrid, 4 de febrero de 2005


RECEIVED
JUN 10 2005
WASH, D.C.
192
SECTION

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **NPCHILE05.pdf**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **04/02/2005** a las **10:46:14**
- ha sido recibido correctamente en la CNMV el **04/02/2005** a las **10.48.00**
- asignándole el número **2005013652** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **f8ea81dbef9cf419eb6438138d1be415**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____
como ____
de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a ________ de ______

Fdo:

ALDEASA, S.A., en cumplimiento de lo establecido en el artículo 82 de la Ley de Mercado de Valores, pone en conocimiento de la Comisión Nacional del Mercado de Valores la siguiente:

INFORMACIÓN RELEVANTE

La Dirección General de Aeronáutica Civil de Chile (DGAC), junto con la Dirección Nacional de Aduanas, han firmado el acuerdo de resolución por el que otorgan la prórroga del plazo de la concesión de locales comerciales en régimen fiscal duty free, de los que es titular Aldeasa Chile, Ltda. en el Aeropuerto "Arturo Merino Benitez-Pudahuel" (Chile) en similares condiciones económicas.

La prórroga será por un nuevo periodo de 10 años a partir del 6 de julio de 2005.

Adicionalmente, de conformidad con el plano autorizado por el Ministerio de Obras Públicas, la DGAC autoriza la ampliación de las superficies, tanto de las tiendas de llegada como de las tiendas de salida internacionales, quedando la distribución de la siguiente forma: las tiendas de llegadas pasarán de 212,5 metros cuadrados a 818 metros cuadrados y las tiendas de salidas, de 641 metros cuadrados a 1.206 metros cuadrados.

El Aeropuerto "Arturo Merino Benitez-Pudahuel" cuenta en la actualidad con más de 6.000.000 de pasajeros al año.

Madrid, 4 de febrero de 2005

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **Chile040205.pdf**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **04/02/2005** a las **09:22:25**
- ha sido recibido correctamente en la CNMV el **04/02/2005** a las **09.24.00**
- asignándole el número **2005013467** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **f36b0419cf2008bb27be4dba329dc21d**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____

como ____

de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Aldeasa

El acuerdo contempla la ampliación del espacio comercial a 2.024m^2

ALDEASA AMPLIA SUS CONCESIONES DUTY FREE EN CHILE HASTA 2015

- Supone la consolidación en Sudamérica tras la inauguración de la nueva zona comercial del aeropuerto de Lima

Madrid, 4 de febrero de 2005.- Aldeasa, multinacional española y una de las empresas líderes en el sector de retail aeroportuario, con unas ventas en los nueve primeros meses de 2004 de 476,37 millones de euros, ha renovado sus concesiones en el aeropuerto de Santiago de Chile por un periodo de diez años a partir del seis de julio de 2005.

La compañía, presente en Chile desde el año 1995, mantiene en esta renovación similares condiciones comerciales y aumenta de manera significativa su espacio, al tiempo que mejora la localización de los establecimientos dentro del flujo de pasajeros, lo que repercutirá en un incremento del índice de penetración.

Así, la renovación de la concesión supondrá la remodelación y ampliación del espacio comercial existente, pasando de los 824m^2 actuales a 2.024m^2. En concreto, en la zona de llegadas Aldeasa dispondrá de 818 m^2 y en la de salidas de 1.206 m^2. Tras la renovación de los espacios comerciales, la totalidad de los pasajeros del aeropuerto deberá pasar por el interior de las tiendas para acceder a la zona de embarque.

El objetivo de estas reformas es implementar un nuevo e innovador concepto comercial con establecimientos integrados en el diseño arquitectónico del aeropuerto, donde predominen los espacios amplios y abiertos de fácil acceso. Esta importante renovación incluye también inversiones destinadas a un rediseño general del mobiliario e iluminación, que supondrán una modernización total de los espacios comerciales de Aldeasa.

La compañía, cuenta con doce tiendas en los aeropuertos chilenos. Diez de estos establecimientos se encuentran en el aeropuerto de la capital, por donde este año transitaron más de seis millones de pasajeros. En la terminal internacional, se encuentran cuatro tiendas generales en régimen *duty free*, mas dos tiendas en régimen *duty paid*, una cava de vino y productos chilenos y un *Shop in Store.* Los otros dos establecimientos, son tiendas generales *duty paid* ubicadas en los aeropuertos de Antofagasta y Concepción.

Para mayor información:
Marisa Guilarte marisa_guilarte@aldeasa.es
José Llorent jose_llorent@aldeasa.es
Tlf. : +34 91 436 70 00

Aldeasa

En la actualidad, el operador del aeropuerto de Santiago de Chile es SCL Terminal Aéreo Santiago S.A. consorcio formado por Agencias Universales S.A. (47%) Dragados Concesiones e Infraestructura S.A. (15%), FCC (15%), Administradora de Fondos de Inversiones S.A. (13%) y YVR Airport Services Ltd (10%). SCL trabaja estrechamente con Aldeasa desde que si privatizó dicho aeropuerto.

El negocio internacional de Aldeasa

Aldeasa cuenta con una importante presencia en Suramérica con establecimientos en México, Perú, Colombia, Chile y Curaçao. Esta última concesión, conseguida en octubre del pasado año, supuso un paso importante en la consolidación de su estrategia de internacionalización tras su entrada en el mercado caribeño de habla no hispana. Además, la compañía española está presente en Portugal, Cabo Verde, Marruecos y Jordania.

Las principales concesiones internacionales expiran después de 2010, lo que pone de manifiesto la confianza depositada en Aldeasa por parte de los operadores aeroportuarios. A finales del pasado año Aldeasa llegó a un acuerdo con el operador mejicano ASUR, mediante el cual se incrementaron los espacios comerciales y se modificaron algunos conceptos para obtener una mayor rentabilidad.

Inauguración de la nueva zona comercial en el aeropuerto de Lima

En Perú, el verano pasado se firmó un nuevo contrato con LAP (Lima Airports Partners) consorcio formado por Frankfurt Airport y Alterra-Partners, para la gestión de las tiendas *duty free* en el nuevo aeropuerto de Lima por un periodo de seis años con opción de prórroga por otros tantos más.

La nueva zona comercial del aeropuerto de Lima, Perú Plaza, acaba de ser inaugurada oficialmente por el presidente de Perú, Alejandro Toledo Manrique, y el presidente ejecutivo del consejo de administración de Fraport AG, Wilhelm Bender. La ampliación de la terminal, que ha sido de 5.000 metros, cuenta ahora con tiendas, restaurantes y otros servicios, siendo el único aeropuerto de Latinoamérica en disponer de un centro de tiendas situado a "nivel terrestre", lo que significa que también está abierto al público que visite el aeropuerto. En este terminal, Aldeasa cuenta con un espacio disponible de 1.100 m^2 donde se ha implementado un nuevo concepto propio con la creación de áreas comerciales integradas en la arquitectura de los aeropuertos y totalmente abiertas al acceso de los pasajeros.

Las ventas internacionales de Aldeasa crecieron en el tercer trimestre del año pasado un 17,6% hasta situarse en 60,73 millones de €.

Para mayor información:
Marisa Guilarte marisa_guilarte@aldeasa.es
José Llorent jose_llorent@aldeasa.es
Tlf.: +34 91 436 70 00

INFORME DEL CONSEJO DE ADMINISTRACIÓN DE ALDEASA, S.A. SOBRE LA OFERTA PÚBLICA DE ADQUISICIÓN DE ACCIONES DE ALDEASA, S.A. FORMULADA POR DUFRY HOLDING AG Y DUFRY INVESTMENT AG.

La Comisión Nacional del Mercado de Valores ha autorizado con fecha 14 de febrero de 2005 la Oferta Pública de Adquisición de Acciones (en adelante, la ***Oferta***) formulada por DUFRY HOLDING AG y DUFRY INVESTMENT AG (en adelante, el ***Oferente***) sobre la totalidad de las acciones de Aldeasa, S.A. (en adelante, la ***Sociedad***), tras haberse publicado los preceptivos anuncios el día 17 de febrero de 2005.

De conformidad con lo previsto en el artículo 20 del Real Decreto 1197/1991, de 26 de julio, sobre Ofertas Públicas de Adquisición de Valores, el Consejo de Administración de la Sociedad en reunión celebrada con fecha 21 de febrero de 2005, con la asistencia de los Sres. Consejeros, D. José Fernández Olano, D. Miguel Calvillo Urabayen, D. José María Palencia Saucedo, D. José Riva Francos, Dña. Paula Salcedo Menéndez, D. Pío Cabanillas Alonso, D. Alfredo Nicolás Ens, D. Tomás Pascual Gómez-Cuétara, "Peña Rueda, S.L.", representada por D. Felipe Fernández Fernández, D. Juan Domínguez Hocking, D. Manuel Gil de Santivañes de la Mora, y con la ausencia de los Sres. Consejeros, D. Antonio Vázquez Romero, D. Enrique Lloves Vieira y D. Juan Rizo Escosa , acuerdan, por unanimidad de los presentes y representados, redactar y aprobar el presente Informe en relación con la Oferta.


COMISION NACIONAL DEL
MERCADO DE VALORES
21 FEB. 2005
REGISTRO DE ENTRADA
Nº 2005

1. Características principales de la Oferta

De acuerdo con el folleto explicativo de la Oferta, las características principales de la misma son las siguientes:

(a) La Oferta tiene por objeto la adquisición del 100% del capital social de la Sociedad, compuesto por 21.000.000 de acciones;

(b) La Oferta se formula como compraventa con contraprestación en efectivo, ofreciéndose un precio de 31 euros por cada acción de la Sociedad;

(c) La Oferta está condicionada a la adquisición de un número de acciones de la Sociedad que represente, como mínimo, un 50,01 % del capital social de la misma, es decir, de 10.502.100 acciones; y

(d) El plazo de aceptación de la Oferta es de un mes a partir de la fecha de publicación del primer anuncio conteniendo los datos


SEC MAIL PROCESSING
RECEIVED
2005
WASH, DC
SECTION
192

básicos de la misma, por lo que finalizará el próximo día 17 de marzo de 2005.

2. Opinión y consideraciones del Consejo de Administración de la Sociedad sobre la Oferta

El Consejo de Administración desea manifestar su confianza en que, cualquiera que sea el resultado del proceso de oferta pública que se ha iniciado, quede, en todo caso, garantizada la continuidad de la actividad de la Sociedad y se mantenga la credibilidad alcanzada con el esfuerzo de toda su plantilla.

El Consejo de Administración hace constar que, además de velar por el interés de los accionistas, entiende que es también su deber velar por el interés de sus trabajadores y por el de sus contrapartes, incluyendo a sus clientes, proveedores, socios comerciales y autoridades aeroportuarias con las que opera.

Opinión del Consejo de Administración

1. El Consejo de Administración, con los asesores designados para este proceso, "Morgan Stanley", "Freshfields Bruckhaus Deringer" y "Dédalo Comunicación, S.L.", y un equipo dirigido por el Presidente del Consejo de Administración, ha realizado el seguimiento regular de los acontecimientos y las oportunas actuaciones para conseguir, con absoluto respeto del marco normativo, maximizar el precio de las acciones de la Sociedad.

2. Con fecha de hoy, Morgan Stanley, actuando en su capacidad de asesor del Consejo de Administración de Aldeasa, S.A, ha emitido y puesto a disposición del Consejo de Administración un informe, generalmente conocido como *"fairness opinion"*, en el que manifiesta, a la fecha del informe y con base en los términos del mismo, que la contraprestación ofrecida por el Oferente es inadecuada (*"inadequate"*) desde el punto de vista financiero para los accionistas de la Sociedad.

Ello se pone de manifiesto además por la evolución de la cotización de la acción de la Sociedad tras el anuncio de la Oferta y por el hecho relevante publicado por la CNMV con fecha 28 de enero de 2005 en el que se hace constar que la compañía "Retail Airport Finance, S.L.U (Grupo Autogrill) ha presentado, en una actuación concertada con Altadis, S.A., una solicitud de autorización de una nueva oferta de adquisición de acciones de la Sociedad a un precio de 33 euros por acción.

En consecuencia con lo anterior, el Consejo de Administración de Aldeasa, S.A. entiende que la contraprestación ofrecida por el Oferente

es inadecuada desde el punto de vista financiero para los accionistas de la Sociedad.

3. El Consejo de Administración ha estudiado el Folleto Informativo de la Oferta y desea expresar su preocupación porque la sociedad oferente no ha concretado plan de actuación alguno en relación con los empleados y directivos de la Sociedad y su grupo (Apartado IV.1.2.2, página 61).

3. Acuerdos entre el Oferente y la Sociedad

El Consejo de Administración manifiesta que no existe ningún tipo de acuerdo entre la Sociedad y el Oferente en relación con la Oferta.

4. Acuerdos entre el Oferente y los miembros del Consejo de Administración de la Sociedad

No existe acuerdo alguno en relación con la Oferta ni en ninguna otra materia entre el Oferente y los miembros del Consejo de Administración de Aldeasa, S.A. ni se tiene conocimiento de que el Oferente haya reservado ventaja específica alguna a dichos miembros como consecuencia de la misma.

5. Intención de aceptar la Oferta por parte de los miembros del Consejo de Administración de la Sociedad titulares de acciones de la misma.

En las circunstancias actuales, habiéndose iniciado un proceso de ofertas competidoras, todos los Consejeros presentes que son titulares de acciones de la Sociedad, manifiestan su decisión de no acudir a la Oferta con las acciones de que son poseedores en la Sociedad, tanto a título directo como indirecto.

Adicionalmente, se hace constar que los consejeros dominicales, D. Antonio Vázquez Romero, D. Enrique Lloves Vieira, mediante escrito dirigido al Presidente del Consejo de Administración de la Sociedad, desean que se incorpore al presente Informe, lo siguiente:

" A efectos de lo dispuesto en el Artículo 20 del Real Decreto 1197/1991, yo, en mi condición de Consejero dominical de Aldeasa, S.A. nombrado a instancias de Altadis, S.A., manifiesto lo siguiente en relación con la oferta pública de adquisición de acciones de Aldeasa, S.A., presentada por Dufry Holding AG y Dufry Investment AG:

1.- Valoro negativamente la oferta presentada por Dufry Holding AG y Dufry Investment AG, por considerar insuficiente el precio ofrecido, tal y

como lo prueba el hecho de que Retail Airport Finance, S.L., sociedad perteneciente al grupo Autogrill, S.p.A., que actúa concertadamente con Altadis, S.A., ha presentado con fecha 28 de enero de 2005 ante la Comisión Nacional del Mercado de Valores, según se describe en el Hecho Relevante 55.300, una oferta pública a un precio de 33 € por acción, es decir 2 € por encima del precio ofertado por Dufry Holding AG y Dufry Investment AG.

2.- No tengo acuerdo alguno ni con Dufry Holding AG y Dufry Investment AG, ni con sus socios con relación a la oferta presentada. Altadis, S.A. tampoco tiene acuerdo alguno ni con Dufry Holding AG y Dufry Investment AG, ni con sus socios con relación a la oferta.

3.- En mi condición de accionista a título personal de Aldeasa, S.A., no tengo intención de acudir a la oferta pública presentada por Dufry Holding AG y Dufry Investment AG.

En sus condiciones actuales, Altadis, S.A. no tiene intención de acudir a la oferta pública presentada por Dufry Holding AG y Dufry Investment AG con las acciones de Aldeasa, S.A. de las que es titular."

Asimismo, D. Juan Rizo Escosa, mediante escrito igualmente dirigido al Presidente del Consejo de Administración, desea que se incorpore literalmente al presente Informe, lo siguiente:

" A efectos de lo dispuesto en el Artículo 20 del Real Decreto 1197/1991, (Nombre y apellido), en mi condición de Consejero dominical de Aldeasa, S.A. nombrado a instancias de Altadis, S.A., manifiesto lo siguiente en relación con la oferta pública de adquisición de acciones de Aldeasa, S.A., presentada por Dufry Holding AG y Dufry Investment AG:

1.- Valoro negativamente la oferta presentada por Dufry Holding AG y Dufry Investment AG, por considerar insuficiente el precio ofrecido, tal y como lo prueba el hecho de que Retail Airport Finance, S.L., sociedad perteneciente al grupo Autogrill, S.p.A., que actúa concertadamente con Altadis, S.A., ha presentado con fecha 28 de enero de 2005 ante la Comisión Nacional del Mercado de Valores, según se describe en el Hecho Relevante 55.300, una oferta pública a un precio de 33 € por acción, es decir 2 € por encima del precio ofertado por Dufry Holding AG y Dufry Investment AG.

2.- No tengo acuerdo alguno ni con Dufry Holding AG y Dufry Investment AG, ni con sus socios con relación a la oferta presentada. Altadis, S.A. tampoco tiene acuerdo alguno ni con Dufry Holding AG y Dufry Investment AG, ni con sus socios con relación a la oferta.

3.- No soy titular de acciones de Aldeasa, S.A.

4.- En sus condiciones actuales, Altadis, S.A. no tiene intención de acudir a la oferta pública presentada por Dufry Holding AG y Dufry Investment AG con las acciones de Aldeasa, S.A. de las que es titular."

En Madrid, a 21 de febrero de 2005





EL PRESIDENTE **EL SECRETARIO**

INFORME DEL CONSEJO DE ADMINISTRACIÓN DE ALDEASA, S.A. SOBRE LA OFERTA PÚBLICA DE ADQUISICIÓN DE ACCIONES DE ALDEASA, S.A. FORMULADA POR RETAIL AIRPORT FINANCE, S.L.U.

La Comisión Nacional del Mercado de Valores ha autorizado con fecha 10 de marzo de 2005 la Oferta Pública de Adquisición de Acciones (en adelante, la *Oferta*) formulada por RETAIL AIRPORT FINANCE, S.L.U. (en adelante, el *Oferente*) sobre la totalidad de las acciones de Aldeasa, S.A. (en adelante, la *Sociedad*), habiéndose asimismo publicado el primero de los anuncios a que se refiere el articulo 18 del Real Decreto 1197/1991 el día 14 de marzo de 2005.

De conformidad con lo previsto en el artículo 20 del Real Decreto 1197/1991, de 26 de julio, sobre Ofertas Públicas de Adquisición de Valores, el Consejo de Administración de la Sociedad en reunión celebrada con fecha 15 de marzo de 2005, con la asistencia de los Sres. Consejeros, D. José Fernández Olano, D. Miguel Calvillo Urabayen, D. José María Palencia Saucedo, D. José Riva Francos, Dña. Paula Salcedo Menéndez, D. Pío Cabanillas Alonso, D. Alfredo Nicolás Ens, "Peña Rueda, S.L.", representada por D. Felipe Fernández Fernández, D. Juan Domínguez Hocking, y con la ausencia de los Sres. Consejeros D. Antonio Vázquez Romero, D. Enrique Lloves Vieira, D. Juan Rizo Escosa, D. Manuel Gil de Santivañes de la Mora y D. Tomás Pascual Gómez-Cuétara, habiendo delegado estos dos últimos en favor del consejero D. Juan Domínguez Hocking, acuerdan, por unanimidad de los presentes y representados, redactar y aprobar el presente Informe en relación con la Oferta.

1. Características principales de la Oferta

De acuerdo con el folleto explicativo de la Oferta, las características principales de la misma son las siguientes:

(a) La Oferta tiene por objeto la adquisición del 100% del capital social de la Sociedad, compuesto por 21.000.000 de acciones, de la que se excluyen 7.262.336 acciones equivalentes al 34,58% del capital de ALDEASA, S.A., titularidad de Altadis, S.A., que actúa concertadamente con el Oferente;

(b) La Oferta se formula como compraventa con contraprestación en efectivo, ofreciéndose un precio de 33 euros por cada acción de la Sociedad;

(c) La Oferta no está condicionada a la adquisición de un número mínimo de acciones de la Sociedad; y

(d) El plazo de aceptación de la Oferta es de un mes a partir de la fecha de publicación del primer anuncio conteniendo los datos básicos de la misma, por lo que finalizará el próximo día 14 de abril de 2005.

2. Opinión y consideraciones del Consejo de Administración de la Sociedad sobre la Oferta.

El Consejo de Administración desea nuevamente manifestar su confianza en que, cualquiera que sea el resultado del proceso de oferta pública que se ha iniciado, quede, en todo caso, garantizada la continuidad de la actividad de la Sociedad y se mantenga la credibilidad alcanzada con el esfuerzo de toda su plantilla.

El Consejo de Administración hace constar que, además de velar por el interés de los accionistas, entiende que es también su deber velar por el interés de sus trabajadores y por el de sus contrapartes, incluyendo a sus clientes, proveedores, socios comerciales y autoridades aeroportuarias con las que opera.

Opinión del Consejo de Administración

1. El Consejo de Administración, con los asesores designados para este proceso, "Morgan Stanley", "Freshfields Bruckhaus Deringer" y "Dédalo Comunicación", y un equipo dirigido por el Presidente del Consejo de Administración, ha realizado el seguimiento regular de los acontecimientos y las oportunas actuaciones para conseguir, con absoluto respeto del marco normativo, maximizar el precio de las acciones de la Sociedad.

2. Con fecha de hoy, Morgan Stanley, actuando en su capacidad de asesor del Consejo de Administración de Aldeasa, S.A., ha emitido y puesto a disposición del Consejo de Administración un informe, generalmente conocido como "fairness opinion", en el que manifiesta, a la fecha del informe y con base en los términos del mismo, que la contraprestación ofrecida por el Oferente es adecuada ("fair") desde el punto de vista financiero para los accionistas de la Sociedad.

En consecuencia con lo anterior, y considerando el proceso de Ofertas Públicas de Adquisición competidoras actualmente en curso y la previsible mejora de las condiciones de las mismas, el Consejo de Administración de Aldeasa, S.A., procederá a emitir su recomendación definitiva conforme a lo previsto en el Real Decreto 1197/1991, siendo la presente oferta la recomendada si no se produjera mejora alguna de las ofertas presentadas.

3. El Consejo de Administración ha estudiado el Folleto Informativo de la Oferta y desea expresar su preocupación porque la sociedad oferente no ha concretado plan de actuación alguno en relación con el personal de la Sociedad y su grupo (Apartado IV.1, página 54).

3. Acuerdos entre el Oferente y la Sociedad

El Consejo de Administración manifiesta que no existe ningún tipo de acuerdo entre la Sociedad y el Oferente en relación con la Oferta.

4. Acuerdos entre el Oferente y los miembros del Consejo de Administración de la Sociedad

No existe acuerdo alguno en relación con la Oferta ni en ninguna otra materia entre el Oferente y los miembros del Consejo de Administración de Aldeasa, S.A. ni se tiene conocimiento de que el Oferente haya reservado ventaja específica alguna a dichos miembros como consecuencia de la misma.

5. Intención de aceptar la Oferta por parte de los miembros del Consejo de Administración de la Sociedad titulares de acciones de la misma.

En las circunstancias actuales, y considerando el proceso de Ofertas Públicas de Adquisición competidoras actualmente en curso y la previsible mejora de las condiciones de las mismas, todos los Consejeros presentes y representados

que son titulares de acciones de la Sociedad, comunicarán su decisión respecto de esta oferta conforme a lo previsto en el Real Decreto 1197/1991, manifestando su intención de aceptarla si no se produjera mejora alguna de las ofertas presentadas.

Adicionalmente, se hace constar que el consejero dominical, D. Enrique Lloves Vieira, mediante escrito dirigido al Presidente del Consejo de Administración de la Sociedad, desea que se incorpore al presente Informe, lo siguiente:

"A efectos de lo dispuesto en el Artículo 20 del Real Decreto 1197/1991, Enrique Lloves Vieira, en mi condición de Consejero dominical de Aldeasa, S.A. nombrado a instancias de Altadis, S.A., manifiesto lo siguiente en relación con la oferta pública de adquisición de acciones de Aldeasa, S.A., presentada por Retail Airport Finance, S.L.

1.- Valoro positivamente la oferta presentada por Retail Airport Finance, S.L., sociedad perteneciente al Grupo Autogrill, S.p.A., que actúa concertadamente con Altadis S.A., y autorizada por la Comisión Nacional del Mercado de Valores con fecha 10 de marzo de 2005.
2.- No tengo, a título personal, ningún acuerdo con Retail Airport Finance, S.L. ni con sus socios con relación a la oferta presentada. Altadis, S.A. actúa de forma concertada con Retail Airport Finance, S.L. y el Grupo Autogrill en relación con la citada oferta, en los términos descritos en el Folleto explicativo de la oferta.
3.- Soy titular de 1 acción de Aldeasa, S.A., y tengo intención de acudir a la oferta pública presentada por Retail Airport Finance, S.L. con las acciones de Aldeasa, S.A. de las que soy titular.

Altadis, S.A., en virtud de los términos de los acuerdos alcanzados con Retail Airport Finance, S.L. y el Grupo Autogrill, tal y como se describen en el Folleto explicativo de la oferta, se ha comprometido a no acudir a la oferta presentada por Retail Airport Finance, S.L. con las acciones de Aldeasa, S.A. de las que es titular. En caso de que dicha oferta continúe hasta su liquidación, Altadis, S.A. se ha comprometido a aportar la totalidad de su participación en Aldeasa, S.A. a Retail Airport Finance, S.L. en los términos y condiciones descritos en el mencionado Folleto explicativo. "

Adicionalmente, se hace constar que el consejero dominical, D. Antonio Vázquez Romero, mediante escrito dirigido al Presidente del Consejo de Administración de la Sociedad, desea que se incorpore al presente Informe, lo siguiente:

" A efectos de lo dispuesto en el Artículo 20 del Real Decreto 1197/1991, Antonio Vázquez Romero, en mi condición de Consejero dominical de Aldeasa, S.A. nombrado a instancias de Altadis, S.A., manifiesto lo siguiente en relación con la oferta pública de adquisición de acciones de Aldeasa, S.A., presentada por Retail Airport Finance, S.L..

1.- Valoro positivamente la oferta presentada por Retail Airport Finance, S.L., sociedad perteneciente al Grupo Autogrill, S.p.A., que actúa concertadamente con Altadis, S.A., y autorizada por la Comisión Nacional del Mercado de Valores con fecha 10 de marzo de 2005.
2.- No tengo, a título personal, ningún acuerdo con Retail Airport Finance, S.L. ni con sus socios con relación a la oferta presentada. Altadis, S.A. actúa de forma concertada con Retail Airport Finance, S.L. y el Grupo Autogrill en

relación con la citada oferta, en los términos descritos en el Folleto explicativo de la oferta.

3.- Soy titular de 10 acciones de Aldeasa, S.A., y tengo intención de acudir a la oferta pública presentada por Retail Airport Finance, S.L. con las acciones de Aldeasa, S.A. de las que soy titular.

Altadis, S.A., en virtud de los términos de los acuerdos alcanzados con Retail Airport Finance, S.L. y el Grupo Autogrill, tal y como se describen en el Folleto explicativo de la oferta, se ha comprometido a no acudir a la oferta presentada por Retail Airport Finance, S.L. con las acciones de Aldeasa, S.A. de las que es titular. En caso de que dicha oferta continúe hasta su liquidación, Altadis, S.A. se ha comprometido a aportar la totalidad de su participación en Aldeasa, S.A. a Retail Airport Finance, S.L. en los términos y condiciones descritos en el mencionado Folleto explicativo."

Así mismo, D. Juan Rizo Escosa, mediante escrito igualmente dirigido al Presidente del Consejo de Administración, desea que se incorpore literalmente al presente informe, lo siguiente:

« A efectos de lo dispuesto en el Artículo 20 del Real Decreto 1197/1991, Juan Rizo Escosa, en mi condición de Consejero dominical de Aldeasa, S.A. nombrado a instancias de Altadis, S.A., manifiesto lo siguiente en relación con la oferta pública de adquisición de acciones de Aldeasa, S.A., presentada por Retail Airport Finance, S.L. :

1.- Valoro positivamente la oferta presentada por Retail Airport Finance, S.L., sociedad perteneciente al Grupo Autogrill, S.p.A., que actúa concertadamente con Altadis, S.A., y autorizada por la Comisión Nacional del Mercado de Valores con fecha 10 de marzo de 2005.

2.- No tengo, a título personal, ningún acuerdo con Retail Airport Finance, S.L. ni con sus socios con relación a la oferta presentada. Altadis, S.A. actúa de forma concertada con Retail Airport Finance, S.L. y el Grupo Autogrill en relación con la citada oferta, en los términos descritos en el Folleto explicativo de la oferta.

3.- No soy titular de acciones de Aldeasa, S.A.

Altadis, S.A., en virtud de los términos de los acuerdos alcanzados con Retail Airport Finance, S.L. y el Grupo Autogrill, tal y como se describen en el Folleto explicativo de la oferta, se ha comprometido a no acudir a la oferta presentada por Retail Airport Finance, S.L. con las acciones de Aldeasa, S.A. de las que es titular. En caso de que dicha oferta continúe hasta su liquidación, Altadis, S.A. se ha comprometido a aportar la totalidad de su participación en Aldeasa, S.A. a Retail Airport Finance, S.L. en los términos y condiciones descritos en el mencionado Folleto explicativo. "

En Madrid, a 15 de marzo de 2005

EL PRESIDENTE



EL SECRETARIO



INFORME DEL CONSEJO DE ADMINISTRACIÓN DE ALDEASA, S.A. SOBRE LA OFERTA PÚBLICA DE ADQUISICIÓN DE ACCIONES DE ALDEASA, S.A. FORMULADA POR RETAIL AIRPORT FINANCE, S.L.U.

La Comisión Nacional del Mercado de Valores ha autorizado con fecha 23 de marzo de 2005 la modificación presentada en sobre cerrado de la Oferta Pública de Adquisición de Acciones (en adelante, la *Oferta*) formulada por RETAIL AIRPORT FINANCE, S.L.U. (en adelante, el *Oferente*) sobre la totalidad de las acciones de Aldeasa, S.A. (en adelante, la *Sociedad*).

De conformidad con lo previsto en el artículo 36.8 del Real Decreto 1197/1991, de 26 de julio, sobre Ofertas Públicas de Adquisición de Valores, el Consejo de Administración de la Sociedad en reunión celebrada con fecha 28 de marzo de 2005, con la asistencia de los Sres. Consejeros, D. José Fernández Olano, D. Miguel Calvillo Urabayen, D. José María Palencia Saucedo, D. José Riva Francos, Dña. Paula Salcedo Menéndez, D. Pío Cabanillas Alonso, D. Alfredo Nicolás Ens, "Peña Rueda, S.L.", representada por D. Felipe Fernández Fernández, D. Manuel Gil de Santivañes de la Mora D. Tomás Pascual Gómez-Cuétara y D. Juan Domínguez Hocking, y con la ausencia en este punto del Orden del Día de los Sres. Consejeros D. Juan Rizo Escosa, D. Enrique Lloves Vieira y D. Antonio Vázquez Romero (con delegación de este último a favor de D. Enrique Lloves Vieira) acuerda, por unanimidad de los presentes y representados, redactar y aprobar el presente Informe en relación con la Oferta.


COMISION NACIONAL DE
MERCADO DE VALORES
28 MAR. 2005
REGISTRO DE ENTRADA
Nº 2005 0 29323

1. **<u>Características principales de la Modificación de la Oferta</u>**

Como consecuencia de la Oferta presentada por el Oferente, las condiciones finales son las siguientes:

(a) La Oferta tiene por objeto la adquisición del 100% del capital social de la Sociedad, compuesto por 21.000.000 de acciones, de la que se excluyen 7.262.336 acciones equivalentes al 34,58% del capital de ALDEASA, S.A., titularidad de Altadis, S.A., que actúa concertadamente con el Oferente;

(b) La Oferta se formula como compraventa con contraprestación en efectivo, ofreciéndose un precio de 36,57 euros por cada acción de la Sociedad;

(c) La Oferta no está condicionada a la adquisición de un número mínimo de acciones de la Sociedad; y

(d) El plazo de aceptación de la Oferta es de un mes a partir de la fecha de publicación del primer anuncio conteniendo los datos básicos de la misma, por lo que finalizará el próximo día 14 de abril de 2005.

2. **<u>Opinión y consideraciones del Consejo de Administración de la Sociedad sobre la Oferta.</u>**

El Consejo de Administración desea nuevamente manifestar su confianza en que, cualquiera que sea el resultado del proceso de oferta pública que se ha iniciado, quede, en todo caso, garantizada la continuidad de la actividad de la


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 2005
WASH. D.C.
192

Sociedad y se mantenga la credibilidad alcanzada con el esfuerzo de toda su plantilla.

El Consejo de Administración hace constar que, además de velar por el interés de los accionistas, entiende que es también su deber velar por el interés de sus trabajadores y por el de sus contrapartes, incluyendo a sus clientes, proveedores, socios comerciales y autoridades aeroportuarias con las que opera.

Opinión del Consejo de Administración

1. El Consejo de Administración, con los asesores designados para este proceso, "Morgan Stanley", "Freshfields Bruckhaus Deringer" y "Dédalo Comunicación", y un equipo dirigido por el Presidente del Consejo de Administración, ha realizado el seguimiento regular de los acontecimientos y las oportunas actuaciones para conseguir, con absoluto respeto del marco normativo, maximizar el precio de las acciones de la Sociedad.

2. Con fecha de hoy, Morgan Stanley, actuando en su capacidad de asesor del Consejo de Administración de Aldeasa, S.A., ha emitido y puesto a disposición del Consejo de Administración un informe, generalmente conocido como "fairness opinion", en el que manifiesta, a la fecha del informe y con base en los términos del mismo, que la contraprestación ofrecida por el Oferente es adecuada ("fair") desde el punto de vista financiero para los accionistas de la Sociedad.

Considerando la contraprestación ofrecida por el Oferente, el Consejo de Administración de la Sociedad recomienda a todos los accionistas la aceptación de esta Oferta.

3. Acuerdos entre el Oferente y la Sociedad

El Consejo de Administración manifiesta que no existe ningún tipo de acuerdo entre la Sociedad y el Oferente en relación con la Oferta.

4. Acuerdos entre el Oferente y los miembros del Consejo de Administración de la Sociedad

No existe acuerdo alguno en relación con la Oferta ni en ninguna otra materia entre el Oferente y los miembros del Consejo de Administración de Aldeasa, S.A. ni se tiene conocimiento de que el Oferente haya reservado ventaja específica alguna a dichos miembros como consecuencia de la misma.

5. Intención de aceptar la Oferta por parte de los miembros del Consejo de Administración de la Sociedad titulares de acciones de la misma.

Considerando la contraprestación ofrecida por el Oferente, todos los Consejeros presentes y representados, a excepción de los tres consejeros dominicales, que son titulares de acciones de la Sociedad, comunican su

intención de aceptar esta Oferta, manifestando que también han tenido en consideración la declaración del Oferente en el Folleto Informativo (Apartado IV.1, pág. 56) de promover la exclusión de cotización de la sociedad tan pronto como sea posible.

Adicionalmente, se hace constar que el consejero dominical, D. Enrique Lloves Vieira, mediante escrito dirigido al Presidente del Consejo de Administración de la Sociedad, desea que se incorpore al presente Informe, lo siguiente:

"A efectos de lo dispuesto en el artículo 36.8 del Real Decreto 1197/1991, en relación con el artículo 20 de la misma norma legal, Enrique Lloves Vieira, en mi condición de Consejero dominical de Aldeasa, S.A. nombrado a instancias de Altadis, S.A., manifiesto lo siguiente en relación con la mejora de la oferta pública de adquisición de acciones de Aldeasa, S.A., presentada por Retail Airport Finance, S.L. el 21 de marzo de 2005, mediante el procedimiento de sobres, y autorizada por la Comisión Nacional del Mercado de Valores con fecha 23 de Marzo de 2005:

1.- Valoro muy positivamente la oferta mejorada presentada por Retail Airport Finance, S.L., sociedad perteneciente al Grupo Autogrill, S.p.A., que actúa de forma concertada con Altadis S.A. Dicha valoración se fundamenta tanto en el atractivo importe de la contraprestación económica ofrecida como en el proyecto empresarial que representa.

2.- No tengo, a título personal, ningún acuerdo con Retail Airport Finance, S.L. ni con sus socios con relación a la oferta presentada. Altadis, S.A. actúa de forma concertada con Retail Airport Finance, S.L. y el Grupo Autogrill en relación con la citada oferta, en los términos descritos en el Folleto explicativo de la oferta.

3.- Soy titular de 1 acción de Aldeasa, S.A., y sí tengo intención de acudir a la oferta pública presentada por Retail Airport Finance, S.L. con la acción de Aldeasa, S.A. de la que soy titular.

Altadis, S.A., en virtud de los términos de los acuerdos alcanzados con Retail Airport Finance, S.L. y el Grupo Autogrill, tal y como se describen en el Folleto explicativo de la oferta, se ha comprometido a no acudir a la oferta presentada por Retail Airport Finance, S.L. con las acciones de Aldeasa, S.A. de las que es titular. No obstante lo anterior, Altadis, S.A. se ha comprometido a aportar la totalidad de su participación en Aldeasa, S.A. a Retail Airport Finance, S.L. en los términos y condiciones descritos en el mencionado Folleto explicativo. "

Adicionalmente, se hace constar que el consejero dominical, D. Antonio Vázquez Romero, mediante escrito dirigido al Presidente del Consejo de Administración de la Sociedad, desea que se incorpore al presente Informe, lo siguiente:

"A efectos de lo dispuesto en el artículo 36.8 del Real Decreto 1197/1991, en relación con el artículo 20 de la misma norma legal, Antonio Vázquez Romero, en mi condición de Consejero dominical de Aldeasa, S.A. nombrado a instancias de Altadis, S.A., manifiesto lo siguiente en relación con la mejora de la oferta pública de adquisición de acciones de Aldeasa, S.A., presentada por Retail Airport Finance, S.L. el 21 de marzo de 2005, mediante el procedimiento de

sobres, y autorizada por la Comisión Nacional del Mercado de Valores con fecha 23 de Marzo de 2005:

1.- Valoro muy positivamente la oferta mejorada presentada por Retail Airport Finance, S.L., sociedad perteneciente al Grupo Autogrill, S.p.A., que actúa de forma concertada con Altadis S.A. Dicha valoración se fundamenta tanto en el atractivo importe de la contraprestación económica ofrecida como en el proyecto empresarial que representa.

2.- No tengo, a título personal, ningún acuerdo con Retail Airport Finance, S.L. ni con sus socios con relación a la oferta presentada. Altadis, S.A. actúa de forma concertada con Retail Airport Finance, S.L. y el Grupo Autogrill en relación con la citada oferta, en los términos descritos en el Folleto explicativo de la oferta.

3.- Soy titular de 10 acciones de Aldeasa, S.A., y sí tengo intención de acudir a la oferta pública presentada por Retail Airport Finance, S.L. con las acciones de Aldeasa, S.A. de las que soy titular.

Altadis, S.A., en virtud de los términos de los acuerdos alcanzados con Retail Airport Finance, S.L. y el Grupo Autogrill, tal y como se describen en el Folleto explicativo de la oferta, se ha comprometido a no acudir a la oferta presentada por Retail Airport Finance, S.L. con las acciones de Aldeasa, S.A. de las que es titular. No obstante lo anterior, Altadis, S.A. se ha comprometido a aportar la totalidad de su participación en Aldeasa, S.A. a Retail Airport Finance, S.L. en los términos y condiciones descritos en el mencionado Folleto explicativo. "

Asimismo, D. Juan Rizo Escosa, mediante escrito igualmente dirigido al Presidente del Consejo de Administración, desea que se incorpore literalmente al presente informe, lo siguiente:

"A efectos de lo dispuesto en el artículo 36.8 del Real Decreto 1197/1991, en relación con el artículo 20 de la misma norma legal, Juan Rizo Escosa, en mi condición de Consejero dominical de Aldeasa, S.A. nombrado a instancias de Altadis, S.A., manifiesto lo siguiente en relación con la mejora de la oferta pública de adquisición de acciones de Aldeasa, S.A., presentada por Retail Airport Finance, S.L. el 21 de marzo de 2005, mediante el procedimiento de sobres, y autorizada por la Comisión Nacional del Mercado de Valores con fecha 23 de Marzo de 2005:

1.- Valoro muy positivamente la oferta mejorada presentada por Retail Airport Finance, S.L., sociedad perteneciente al Grupo Autogrill, S.p.A., que actúa de forma concertada con Altadis S.A. Dicha valoración se fundamenta tanto en el atractivo importe de la contraprestación económica ofrecida como en el proyecto empresarial que representa.

2.- No tengo, a título personal, ningún acuerdo con Retail Airport Finance, S.L. ni con sus socios con relación a la oferta presentada. Altadis, S.A. actúa de forma concertada con Retail Airport Finance, S.L. y el Grupo Autogrill en relación con la citada oferta, en los términos descritos en el Folleto explicativo de la oferta.

3.- No soy titular de acciones de Aldeasa, S.A.

Altadis, S.A., en virtud de los términos de los acuerdos alcanzados con Retail Airport Finance, S.L. y el Grupo Autogrill, tal y como se describen en el Folleto explicativo de la oferta, se ha comprometido a no acudir a la oferta presentada

por Retail Airport Finance, S.L. con las acciones de Aldeasa, S.A. de las que es titular. No obstante lo anterior, Altadis, S.A. se ha comprometido a aportar la totalidad de su participación en Aldeasa, S.A. a Retail Airport Finance, S.L. en los términos y condiciones descritos en el mencionado Folleto explicativo. "

En Madrid, a 28 de marzo de 2005





EL PRESIDENTE

EL SECRETARIO

CNMV Comisión Nacional del Mercado de Valores


SEC MAIL PROCESSING
RECEIVED
JUN 10 2005
WASH. D.C.
192
SECTION

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **A-28429488_2004.xml**
- de tipo: **Informe anual de Gobierno Corporativo** (IGC)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **28/04/2005** a las **20:14:41**
- ha sido recibido correctamente en la CNMV el **28/04/2005** a las **20.17.00**
- asignándole el número **2005041891** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **0f1d19a2d3d16dac1917ce39a51cab55**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ______________________________

como ______________________________

de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Comisión Nacional del Mercado de Valores


SEC MAIL
RECEIVED
PROCESSING
JUN 10 2005
WASH. D.C.
192
SECTION

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento **consejo.pdf**
- de tipo: **Hecho Significativo o Relevante** (HSR)
- remitido por la entidad :
  ALDEASA, S.A. **(ALDEAEMV)**
- firmado electrónicamente por el remitente el **06/05/2005** a las **14:44:24**
- ha sido recibido correctamente en la CNMV el **06/05/2005** a las **14.47.00**
- asignándole el número **2005048913** en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es **a2bd02ba6bd8b4e3ad493d5eb5d86a6c**

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D. ____

como ____

de la entidad (la remitente) ______________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:


SEC MAIL
RECEIVED
PROCESSING
JUN 1 2005
WASH. D.C.
192
SECTION

Comisión Nacional del Mercado de Valores
P° de la Castellana, 19
28046-Madrid

Atn: D. Antonio Mas
Director Mercados Primarios

Madrid, 5 de mayo de 2005

Muy Sr. mío:

A los efectos de lo establecido en el artículo 82 de la Ley del Mercado de Valores, ponemos en conocimiento de esta Comisión Nacional que, como consecuencia de la modificación de la estructura accionarial de Aldeasa, S.A. resultado de la aceptación de la Oferta Pública de Adquisición de Acciones presentada por Retail Airport Finance, S.L., al inicio de la sesión del Consejo de Administración de Aldeasa, S.A. celebrado el pasado 20 de abril de 2005, presentaron su dimisión a los cargos de consejeros y cualesquiera otros cargos dentro del Consejo de administración las siguientes personas: D. Miguel Calvillo Urabayen; D. Manuel Gil de Santivañes; D. Tomás Pascual Gómez-Cuétara y "Peña Rueda, S.L."

En ese mismo Consejo, se nombraron nuevos consejeros, por el procedimiento de cooptación, a D. Javier Gómez-Navarro Navarrete, D. Gianmario Tondato da Ruos, D. Gilberto Benetton y D. Gianni Mion.

Una vez finalizado el citado consejo celebrado el 20 de abril de 2005, los Consejeros Dña. Paula Salcedo Menéndez, D. Pío Cabanillas Alonso, D. Alfredo Nicolás Ens, D. José Fernández Olano, D. Juan Domínguez Hocking y D. José Riva Francos presentaron su dimisión a sus cargos de consejeros y cualesquiera otros cargos dentro del Consejo de Administración, tomando razón de ello el Consejo de Administración de 27 de abril de 2005. Asimismo, en el Consejo de Administración celebrado el 27 de abril de 2005 se nombró Secretario no consejero a D. Pedro Pérez-Llorca Zamora.

Por lo anterior, el Consejo de Administración de la Sociedad queda constituido como sigue a continuación:

D. Javier Gómez-Navarro Navarrete, Presidente y consejero.
D. José María Palencia Saucedo, consejero delegado.
D. Enrique Lloves Vieira, consejero.
D. Juan Rizo Escosa, consejero.
D. Antonio Vázquez Romero, consejero.
D. Gianmario Tondato da Ruos, consejero.
D. Gilberto Benetton, consejero.
D. Gianni Mion, consejero
D. Pedro Pérez-Llorca Zamora, secretario no consejero.

Sin otro particular, le saluda

Atentamente

Eugenio Andrades Yunta
Director de Estrategia y Planificación